Exhibit 99.1

Press Release	Source: China Cablecom Holdings, Ltd.

China Cablecom Holdings Announces Board Changes and Status as "Foreign Private Issuer" for US SEC Purposes

Monday May 12, 8:15 am ET

SHANGHAI, PEOPLE'S REPUBLIC OF CHINA--(MARKET WIRE)--May 12, 2008 -- China Cablecom Holdings, Ltd. ("China Cablecom") (OTC BB:CCCHF.OB - News) (OTC BB:CCCZF.OB - News) (OTC BB:CCCWF.OB - News), a joint-venture provider of cable television services in the People's Republic of China (PRC), today announced changes in the members of its Board of Directors and the achievement of the status of "foreign private issuer" for purposes of the rules and regulations of the US Securities and Exchange Commission. Mr. Pierre Suhandinata, Chairman and Chief Executive Officer and also Co-Founder of ACCESS China Inc., and Mr. Richard Yee Ming Eu, Group CEO of Eu Yang Sang International Ltd., have been appointed to serve as members of the board replacing Mr. Simon Bax and Mr. Alex Zubillaga whose resignations were announced simultaneously. Additionally, Messrs. Bax and Zubillaga are each being invited to serve in a senior ongoing advisory role with China Cablecom.

"We look forward to working with our newly appointed board members to ensure that our company is able to fairly represent the interests of all our shareholders and look forward to their guidance as the company enters a new era of digital TV broadcasting," said Clive Ng, founder and Executive Chairman of China Cablecom. "On behalf of the Board of Directors and China Cablecom's management, I would also like to extend our deep appreciation and sincere thanks to Mr. Bax and Mr. Zubillaga for their extensive contributions, hard work, dedication and service to the Company to date, and look forward to continuing to work with Alex as our non-executive Vice Chairman/Strategic Development and with Simon as our Global Industry Advisor."

Mr. Pierre Suhandinata currently serves as Chairman and Chief Executive Officer and Co-founder of ACCESS China Inc., a global provider of mobile content delivery and access technologies for information appliances. Mr. Suhandinata brings to China Cablecom over 15 years of successful investment and management experience in multinational companies across several countries. Prior to ACCESS, after several years as an engineer working in Japan, and as a Management Consultant with The Boston Consulting Group in South-East Asia, Mr. Suhandinata was Vice President at H&Q Asia Pacific, a leading US affiliated Asian private equity firm, involved in investment transactions totaling over US$ 300 million. During that time Mr. Suhandinata led a minority investment and board participation in ACCESS Japan, and contributed to its successful IPO on the Tokyo Stock Exchange. Mr. Suhandinata holds an MBA from the European Institute of Business Administration (INSEAD), and a Bachelor of Science in Electrical Engineering from the University of Southern California. Mr. Suhandinata is a Chinese national who was raised in France and Singapore. He speaks fluent French and English, and is verbally proficient in Mandarin, Japanese, and Indonesian.

Mr. Richard Yee Ming Eu is the Group CEO of Eu Yang Sang International Ltd, an investment holding company that engages in the manufacture, distribution, and sale of Chinese herbs, Chinese proprietary medicines, and health foods. Mr. Richard Yee Ming Eu brings with him a wealth of leadership and management expertise through his appointments at Haw Par Brothers International Ltd, Dataprep Group, Metro Holdings Ltd and Intervest Capital Management Pte Ltd, among many other companies. Presently, he also serves on the boards of the Hong Kong Singapore Business Association, Broadway Industrial Group Limited, Harry's Holdings Ltd and Governing Council for the Singapore Institute of Management.

About China Cablecom Holdings

China Cablecom Holdings is a joint-venture provider of cable television services in the People's Republic of China, operating in partnership with a local state-owned enterprise ("SOE") authorized by the PRC government to control the distribution of cable TV services. China Cablecom originally acquired operating rights of the network it currently operates in Binzhou, Shandong Province in September 2007 by entering into a series of asset purchase and services agreements with a company organized by SOEs owned directly or indirectly by local branches of SARFT in five different municipalities to serve as a holding company of the relevant businesses. Binzhou Broadcasting operates a cable network with approximately 411,246 paying subscribers as of December 31, 2007. China Cablecom Holdings' strategy is to replicate the acquisition by operating partnership models in other municipalities in Shandong Province in the PRC and then introducing operating efficiencies and increasing service offerings in the networks it operates.

Safe Harbor Statement

The matters discussed in this press release contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this presentation and in the Company's other written and oral reports are based on current Company expectations and are subject to risks and uncertainties, which could cause actual results to differ materially. Any forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained herein. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements herein speak only as of the date stated herein and might not occur in light of these risks, uncertainties, and assumptions. China Cablecom Holdings undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should carefully consider these factors as well as the additional risk factors outlined in the filings that China Cablecom Holdings makes with the U.S. Securities and Exchange Commission, including the Registration Statement on Form S-4 filed on March 21, 2008.

Contact:
Investor Relations
HC International, Inc.
Ted Haberfield, Executive VP
Phone: +1-760-755-2716
E-mail: mailto:thaberfield@HCInternational.netthaberfield@HCInternational.net

China Cablecom Holdings, Ltd.
http://www.chinacablecom.net/http://www.chinacablecom.net

CONTACT:
Colin Sung
(+86 21 6407 9731)
Email: mailto:colin@chinacablecom.netcolin@chinacablecom.net

Source: China Cablecom Holdings, Ltd.